(Translation)



                                                               February 21, 2008

To Whom It May Concern:

                                Company Name:  TOYOTA MOTOR CORPORATION
                                Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                (Telephone Number: 0565-28-2121)



           Notice Concerning the Results of Acquisition of Own Shares
           ----------------------------------------------------------
       (Acquisition of Own Shares under the Provisions of the Articles of Incorporation Pursuant to Article 165, Paragraph 2 of the Corporation Act)


We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its own shares as follows in accordance with the provisions of the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Corporation Act, as referred to in the notice of repurchase of shares made on February 5, 2008. This repurchase will complete both of the acquisitions of TMC's own shares announced on February 5, 2008.



     (1)  Type of shares acquired               Shares of common stock of TMC

     (2)  Aggregate number of shares acquired   9,528,000 shares

     (3)  Aggregate purchase price of shares    JPY 59,998,833,000

     (4)  Method of acquisition                 Purchased on the Tokyo Stock
                                                Exchange through a trust bank

     (5)  Acquisition period                    From February 18, 2008 to
                                                February 20, 2008



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[Reference]

Matters resolved at the Board of Directors' Meeting held on February 5, 2008

     o    Type of shares to be acquired         Shares of common stock of TMC

     o    Aggregate number of shares

          permitted to be acquired              Up to 12,000,000 shares

                                                (The  ratio  to  the   aggregate
                                                number    of    issued    shares
                                                (excluding  TMC's  own  shares):
                                                0.38%)


     o    Aggregate purchase price of shares    Up to JPY 60,000,000,000

     o    Method of acquisition                 Purchase in the market through a
                                                trust bank

     o    Acquisition period                    From February 18, 2008 to
                                                February 29, 2008